UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Second Amendment Regarding Decision on Transfer of Business (Material Business Matters of Subsidiary)

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to further amend the Report of Foreign Private Issuer on Form 6-K furnished by LG Display Co., Ltd. (the “Company”) to the Securities and Exchange Commission , under the titles “Decision on Transfer of Business (Material Business Matters of Subsidiary)” (the “Original Report”) on February 9, 2026 and “Amendment Regarding Decision on Transfer of Business (Material Business Matters of Subsidiary)” (the “First Amended Report”) on July 28, 2026, which collectively reported on the material business matters of its subsidiary, LG Display Nanjing Co., Ltd. (the “Subsidiary”) regarding a decision on transfer of certain business. This Amended Report is furnished to inform that the Company has decided to withdraw its earlier decision to transfer such business. The entirety of the Original Report, as amended by the First Amended Report and hereby further amended by this Amended Report, is set forth below:

1. Business to be transferred: Automotive display LCD module business

2. Details of business to be transferred: Transfer of automotive display LCD module business unit

3. Transfer price (KRW): -

4. Purpose of transfer: -

5. Scheduled transfer date: -

6. Transferee: Top Run Total Solution (Nanjing) Co., Ltd.
- Relationship to company: Not applicable

7. Effects of transfer: -

8. Details of appraisal rights: Not applicable

9. Scheduled date of shareholders’ meeting: Not applicable

10. Date of board resolution (decision date): February 9, 2026

11. Matters related to the Fair Trade Commission: Not applicable

12. Plans for future corporate restructuring: As of the date of this report, no definitive decisions have been made.

13. Other matters to be factored into investment decisions:

a) The Company had previously decided to transfer and outsource its automotive display LCD module business to upgrade its business structure and enhance revenue structure. However, despite prolonged negotiations over the material conditions precedent to closing, the two parties were unable to reach final agreement on details regarding the specifics of the key contracted terms, and the Company has therefore withdrawn its earlier decision to transfer the business.

b) The amount of total assets of the Subsidiary and consolidated total assets of the Company set forth below are based on the Company’s audited consolidated financial statements as of December 31, 2024, prepared in accordance with Korean International Financial Reporting Standards.

[Details of Subsidiary]

Name of Subsidiary	LG Display Nanjing Co., Ltd.
- Representative	Suk Myung Su
- Main business	Production of Display Module
Total assets of Subsidiary (KRW)	3,188,176,326,124
Consolidated total assets of Company (KRW)	32,859,565,603,472
Ratio to consolidated total assets of Company (%)	9.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: September 23, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division